Exhibit 99.1

FROM:	Kerzner International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER COMMENTS ON PRESS REPORTS
REGARDING LONDON CLUBS INTERNATIONAL DEBT

PARADISE ISLAND, The Bahamas, September 16, 2002 - Kerzner International Limited (NYSE:KZL) today corrected certain press reports that appeared in the United Kingdom. While it is the Company’s policy not to comment on market rumors or the status of any potential transactions unless and until it has reached a definite agreement concerning the transaction, in light of recently published reports about a completed transaction suggesting that the Company acquired 50 million Pounds Sterling of debt of London Clubs International (“LCI”), the Company announced that it in fact owns $15 million of LCI’s Senior Notes, which it acquired in July and for which it paid approximately $13 million.

The Company believes that the expected deregulation of gaming in the United Kingdom will have a positive impact on the UK gaming market and is monitoring the progress of deregulation. The Company in the past has had, and in the future may have, some discussions with LCI, but in accordance with its normal policy, will not be making any further announcements regarding potential transactions.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company’s flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates ten luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

Certain statements and information included in this release constitute “forward looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Companies to be materially different from any future results, performance, or achievements expressed or implied in such forward looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, forecasts, estimates and expectations is contained in the Companies’ SEC filings.